                                    Exhibit

1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.
In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.
The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements and the Management’s Discussion and Analysis. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.
The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with standards of the Public Company Accounting Oversight Board (United States).

(Signed) Patrick Godin	(Signed) Keith Murphy

Patrick Godin	Keith Murphy
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 19, 2026

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                                    Exhibit
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel. This provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2025. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2025.

(Signed) Patrick Godin	(Signed) Keith Murphy

Patrick Godin	Keith Murphy
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 19, 2026

3 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of New Gold Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of New Gold Inc. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flow, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

4 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Mining Interests — Assessment of Whether Indicators of Impairment or Impairment Reversal Exist —Refer to Notes 2, 3(a)(iii), and 9 to the financial statements

Critical Audit Matter Description
The Company’s determination of whether or not an indicator of impairment or impairment reversal exists in its mining interests, at the cash generating unit (CGU) level, requires significant management judgment.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are future commodity prices (for both gold and copper) and the discount rate. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future commodity prices (for both gold and copper) and the discount rate in the assessment of indicators of impairment or impairment reversal included the following, among others:
•Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal;
•With the assistance of fair value specialists:
◦Evaluated the future commodity prices (for both gold and copper) by comparing forecasts to third party forecasts; and
◦Evaluated the reasonableness of the discount rate by comparing to independent market data.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 19, 2026

We have served as the Company's auditor since 2007.

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                                    Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of New Gold Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025 of the Company and our report dated March 19, 2026 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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                                    Exhibit
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 19, 2026
7 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
(In millions of U.S. dollars, except per share amounts)	Note	2025	2024
Revenues	18	1,476.1	924.5
Operating expenses	4	456.4	436.3
Depreciation and depletion		235.0	247.5
Revenue less cost of goods sold		784.7	240.7
Corporate administration		24.6	24.9
Corporate restructuring	18	3.3	—
Share-based payment expenses	15	64.0	13.7
New Afton free cash flow interest expense		2.8	—
Asset impairment reversal	9	(501.4)	—
Exploration and business development		41.1	19.8
Earnings from operations		1,150.3	182.3
Finance income	4	5.4	6.9
Finance costs	4	(44.3)	(17.1)
Transaction costs	24	(13.1)	—
Other losses	4	(179.9)	(88.9)
Earnings before taxes		918.4	83.2
Income tax (expense) recovery	16	(60.5)	19.4
Net earnings		857.9	102.6
Earnings per share
Basic	15	1.08	0.14
Diluted	15	1.08	0.14
Weighted average number of shares outstanding (in millions)
Basic	15	791.5	752.2
Diluted	15	793.8	758.4
See accompanying notes to the consolidated financial statements.

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                                    Exhibit
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31
(In millions of U.S. dollars)	Note	2025	2024
Net earnings		857.9	102.6
Other comprehensive income (loss)
Loss on revaluation of non-current derivative financial liabilities	11	(10.9)	(11.0)
Deferred income tax recognized in other comprehensive income		11.8	1.2
Accumulated other comprehensive income reclassified to retained earnings		0.2	—
Total other comprehensive income (loss)		1.1	(9.8)
Total comprehensive income		859.0	92.8
See accompanying notes to the consolidated financial statements.
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                                    Exhibit
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31	As at December 31
(In millions of U.S. dollars)	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents		330.1	105.2
Trade and other receivables	5	15.2	26.2
Inventories	7	154.2	118.7
Investments		0.7	5.1
Prepaid expenses and other		15.7	18.9
Total current assets		515.9	274.1
Non-current inventories	7	111.7	32.6
Mining interests	8	2,513.5	1,687.1
Other assets		2.2	1.3
Deferred tax assets	16	36.4	8.7
Total assets		3,179.7	2,003.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	6	318.8	196.1
Gold prepayment obligation	11	72.5	—
Current income tax payable		0.6	0.5
Total current liabilities		391.9	196.6
Reclamation and closure cost obligations	14	130.4	117.8
Non-current derivative financial liabilities	11	222.2	174.6
Long-term debt	10	394.2	397.0
Deferred tax liabilities	16	121.9	55.6
Lease obligations	12	1.5	2.0
Other liabilities		5.6	7.9
Total liabilities		1,267.7	951.5
Equity
Common shares	15	3,337.0	3,334.5
Contributed surplus		104.4	106.2
Other reserves		(30.1)	(31.2)
Deficit		(1,499.3)	(2,357.2)
Total equity		1,912.0	1,052.3
Total liabilities and equity		3,179.7	2,003.8
See accompanying notes to the consolidated financial statements.
Approved and authorized by the Board of Directors on March 19, 2026.

"Richard O'Brien"	"Marilyn Schonberner"
Richard O'Brien, Director	Marilyn Schonberner, Director
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                                    Exhibit
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31
(In millions of U.S. dollars)	Note	2025	2024
COMMON SHARES
Balance, beginning of period		3,334.5	3,163.5
Issuance of common shares		—	164.6
Issuance of common shares under First Nations agreements	15	0.4	3.9
Exercise of options and vested performance share units	15	2.1	2.5
Balance, end of period		3,337.0	3,334.5
CONTRIBUTED SURPLUS
Balance, beginning of period		106.2	106.9
Exercise of options and vested performance share units	15	(2.1)	(2.5)
Reclassification of share-based payments		(1.2)	—
Equity settled share-based payments		1.5	1.8
Balance, end of period		104.4	106.2
OTHER RESERVES
Balance, beginning of period		(31.2)	(135.9)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		0.2	114.5
Deferred income tax recognized through Other Comprehensive income		11.8	1.2
Loss on revaluation of non-current derivative financial liabilities	11	(10.9)	(11.0)
Balance, end of period		(30.1)	(31.2)
DEFICIT
Balance, beginning of period		(2,357.2)	(2,345.3)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment	11	—	(114.5)
Net earnings		857.9	102.6
Balance, end of period		(1,499.3)	(2,357.2)
Total equity		1,912.0	1,052.3
See accompanying notes to the consolidated financial statements.
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                                    Exhibit
CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended December 31
(In millions of U.S. dollars)	Note	2025	2024
OPERATING ACTIVITIES
Net earnings		857.9	102.6
Adjustments for:
Foreign exchange loss (gain)		8.1	(11.3)
Depreciation and depletion		237.2	248.1
New Afton free cash flow interest expense	6	2.8	—
Other non-cash adjustments	17	136.4	80.6
Income tax expense (recovery)	16	60.5	(19.4)
Asset impairment reversal	9	(501.4)	—
Finance income	4	(5.4)	(6.9)
Finance costs	4	44.3	17.1
Reclamation and closure costs paid	14	(0.4)	(0.5)
		840.0	410.3
Change in non-cash operating working capital	17	67.9	(16.0)
Income taxes paid		(9.9)	(1.5)
Cash generated from operations		898.0	392.8
INVESTING ACTIVITIES
Mining interests		(310.4)	(271.1)
New Afton mineral properties acquisition	8	(282.3)	—
Proceeds from sale of investments		6.5	0.9
Interest received		5.4	6.8
Cash used by investing activities		(580.8)	(263.4)
FINANCING ACTIVITIES
Proceeds received from exercise of options		0.8	2.2
Proceeds received from issuance of common shares (net of transaction costs)		—	164.6
Proceeds from gold prepayment	11	100.1	—
Repayment of gold prepayment	11	(63.2)	—
New Afton free cash flow interest minimum payment guarantee		—	(42.6)
Extinguishment of New Afton Free Cash Flow obligation	11	(20.0)	(257.5)
Lease payments and other financing charges		(6.4)	(2.6)
Settlement of non-current derivative financial liabilities	11	(51.2)	(34.2)
Credit facility drawdown	10	150.0	—
Credit facility repayment	10	(150.0)	—
Interest paid		(44.6)	(37.7)
Issuance of senior unsecured notes, net of transaction costs	10	393.7	—
Repayment of senior unsecured notes, including redemption premium paid	10	(402.6)	—
Cash used by financing activities		(93.4)	(207.8)
Effect of exchange rate changes on cash and cash equivalents		1.1	(1.9)
Change in cash and cash equivalents		224.9	(80.3)
Cash and cash equivalents, beginning of period		105.2	185.5
Cash and cash equivalents, end of period		330.1	105.2
Cash and cash equivalents are comprised of:
Cash		240.5	85.3
Short-term money market instruments		89.6	19.9
		330.1	105.2
See accompanying notes to the consolidated financial statements.
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                                    Exhibit
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”), and the Rainy River Mine in Ontario, Canada (“Rainy River”).
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policies
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved by the Board of Directors of the Company on March 19, 2026.
(b) Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for those assets and liabilities that are measured at fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
(c) Basis of consolidation
Subsidiaries
These consolidated financial statements include the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the Subsidiary.
The Company's wholly-owned subsidiary is Minera San Xavier S.A. de C.V. ("MSX"). MSX's country of incorporation is Mexico. The Company holds a 100% interest in MSX as at December 31, 2025 (December 31, 2024 - 100%). All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.
(d) Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s or Moody’s. In addition, the Company invests in
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                                    Exhibit
bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.
(e) Inventories
Finished goods, work-in-process, and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Any write-down of inventories to net realizable value or reversals of previous write-downs are recognized in the consolidated income statements in the period that the write-down or reversal occurs. At operations where ore extracted contains a significant amount of metals other than gold, primarily copper or silver, cost is allocated between the joint products on a pro rata basis.
Stockpiles represent ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on current mining costs, including applicable overhead and depreciation and depletion relating to mining operations. Costs are removed at each stockpile’s average cost per recoverable unit as material is processed.
Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.
Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.
(f) Mining interests
Mining properties
The costs associated with mining properties include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.
Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.
The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the consolidated income statement.
A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is
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                                    Exhibit
depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimated recoverable proven and probable mineral reserves at the mine.
Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determine that a property is not economically recoverable, the capitalized costs are written off.
The costs associated with the acquisition of land holdings are included within mining interest and are not depleted.
Exploration and evaluation
Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:
•The Company controls access to the benefit;
•Internal project economics are beneficial to the Company;
•The project is technically feasible; and
•Costs can be reliably measured.
Further development expenditures are capitalized to the property.
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.
Property, plant and equipment
Property, plant and equipment consists of buildings and fixtures, processing equipment and surface and underground fixed and mobile equipment.
Depreciation and depletion rates of major categories of asset costs
Mining properties are depleted using a unit-of-production method over the estimated economic life of the mine to which they relate. Management reviews the estimated total recoverable ounces contained in depletable reserves at each financial year end, and when events and circumstances indicate that such a review should be made. Plant and equipment is depreciated using unit-of-production or straight-line method over their estimated useful lives, or the remaining life of the mine, if shorter. Right-of-use assets are depreciated using the straight-line method over the remaining lease term, or the remaining life of the mine, if shorter.

Asset class	Estimated useful life (years)
Plant and machinery	3 - 9
Mobile equipment	5 - 6

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                                    Exhibit
Capitalized borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized until such time that the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.
Stripping costs in surface mining
As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred by the Company as part of development stage mining activities are deferred and capitalized as part of mining properties.
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met, the costs are expensed in the period in which they are incurred.
The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
Derecognition
Upon sale or abandonment, the cost of the asset and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are recognized in net earnings.
(g) Impairment of long-lived assets
The Company reviews and evaluates its mining interests for indicators of impairment (or impairment reversal) at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment or impairment reversal exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. An impairment reversal is recognized when the recoverable amount is in excess of the CGU carrying amount.
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                                    Exhibit
The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, and certain deferred tax balances. Impairment losses are recognized as expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its assets is based on the relative book values of these assets at the date of impairment, to the extent that the impairment allocation does not reduce the carrying values of these asset classes below their recoverable amounts.
The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.
(h) Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs. These costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The costs are discounted to net present value using the risk free rate applicable to the future cash outflows. Such estimates are, however, subject to changes in laws and regulations or changes to market inputs to the decommissioning model.
The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made.
After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against
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                                    Exhibit
the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.
(i) Income taxes
The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax
The tax currently payable is based on taxable earnings for the year. Taxable earnings differ from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.
Deferred Tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax base used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date.
Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each statement of financial position date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Current and deferred tax for the year
Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.
(j) Foreign currency translation
The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).
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                                    Exhibit
Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:
•The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•The currency that mainly influences labour, material and other costs of providing goods;
•The currency in which funds from financing activities are generated; and
•The currency in which receipts from operating activities are usually retained.
When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:
•Mining interest and equity method investments using historical exchange rates;
•Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;
•Deferred tax assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;
•Other assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings; and
•Income and expenses are translated at the exchange rate in effect on the dates they occur, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.
(k) Earnings (loss) per share
Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options and equity-settled performance share units with an average market price that exceeds the average exercise price of the options for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.
(l) Revenue recognition
Revenue from the sale of metals and metals in concentrate is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals and metals in concentrate are passed from the Company to the buyer. Factors that may indicate the point in time at which control passes include:

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                                    Exhibit
•The Company has transferred to the purchaser the significant risks and rewards of ownership;
•The Company has transferred legal title to the asset sold to the purchaser;
•The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•The Company has transferred physical possession of the asset to the purchaser;
•The Company has present right to payment; and
•The purchaser has accepted the asset.
Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Revenue is initially recognized based on the estimated fair value of the total consideration receivable. Adjustments to revenue for metal prices and other adjustments are recorded at each period end and on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.
(m) Financial assets
Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value through profit or loss, depending on the classification of the financial assets. The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day. The Company has categorized its financial assets in accordance with IFRS 9, Financial Instruments (“IFRS 9”) into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss
Includes marketable securities, gold and copper swap contracts, foreign exchange forward contracts, fuel hedge swap contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these contracts as fair value through profit or loss (“FVTPL”).

Financial assets at amortized cost	Includes cash and cash equivalents, and trade receivables at amortized cost.

Marketable equity securities
Marketable equity securities are designated on initial recognition as financial assets measured at FVTPL. Marketable securities are measured at FVTPL at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. Fair value is determined by applying the quoted price for each marketable equity security to the number of instruments held at each reporting period end.

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                                    Exhibit
(n) Financial liabilities
Financial liabilities are accounted for at amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to the Company's own credit risk is recorded in other comprehensive income rather than the consolidated income statements. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.
The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss	Includes provisions related to foreign exchange forward contracts, the Rainy River gold stream obligation, the gold prepayment obligation and the New Afton free cash flow interest obligation.
Financial liabilities at amortized cost	Includes trade and other payables and long-term debt.

(o) Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Non-current derivative financial liabilities
The Company has a gold stream agreement with RGLD Gold AG (the "Rainy River gold stream obligation"), a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”) and a gold prepayment financing arrangement with a syndicate of financial institutions. Additionally, in prior year, the Company had a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”) whereby Ontario Teachers' held a 46% free cash flow interest in the New Afton mine (the "New Afton free cash flow interest obligation"). The New Afton free cash flow interest obligation agreement was modified in May 2024 which resulted in a derecognition of the FVTPL liability. Refer to Note 11.
For accounting purposes, the Company determined that these obligations represented financing contracts with embedded derivatives. The value of the embedded derivatives changed in response to various factors, such as metal prices and the economic output of the underlying mines. As these obligations had embedded derivatives that would otherwise need to be accounted for separately at FVTPL, the Company designated the deposit received from the counterparties as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9, for the instruments. Transaction costs directly attributable to non-current derivative financial liabilities were expensed through profit or loss.
Fair value of the non-current derivative financial liabilities on initial recognition was determined by the amount of the cash advance received. Subsequent fair value was calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive income, as required by IFRS 9 for financial liabilities designated as at FVTPL. Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:
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                                    Exhibit

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices
•Change in production profile, operating and capital costs at New Afton, including considerations to the minimum cash guarantee over the first four years of the instrument.

Gold prepayment obligation	•Change in future metal prices
Provisional pricing
Certain products are “provisionally priced” whereby the selling price is subject to final adjustment. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to revenue.
Gold and copper swaps
In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative gold and copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these gold and copper swap agreements are marked to market based on corresponding forward gold and copper prices. The marking to market of gold and copper swap agreements is recorded as an adjustment to revenue.

Foreign exchange forward contracts
To hedge operating costs against foreign currency exposure, the Company has entered into foreign exchange forward contracts. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses and other gains and losses.

Fuel hedge swap contracts
To reduce exposure to volatile fuel prices, the Company entered into diesel fuel hedge swap contracts. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.
(p) Trade and other receivables
Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired if they are determined to be uncollectible.
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                                    Exhibit
(q) Leases
The Company recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position initially measured as the present value of future lease payment and recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated income statement. Lease payments, including both principal and interest components, are recognized within the consolidated statement of cash flows within financing activities.

For short-term leases (lease terms of 12 months or less) and leases of low-value or immaterial assets, the Company has opted to recognize these lease payments as expenses on the consolidated income statement. This expense is presented within operating expenses.
(r) Share based payments
The Company has a number of equity-settled and cash-settled share-based payment plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based payment plans are comprised of performance share units ("PSU"), restricted share units ("RSU") and deferred share units ("DSU") plans.

PSUs are both equity-settled and cash-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. PSUs are recorded at fair value at the date of grant. The Company’s share based payment expense is recognized over the vesting period based on the number of units estimated to vest. The cash-settled PSU liability is remeasured to fair value at each reporting date with the change recognized in the consolidated income statements.

RSUs are cash-settled and accounted for as a liability at fair value based on the market value of the shares. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period-end and any changes in the liability are recorded as share based payment expenses each period. Share based payment expense uses the graded vesting method for attributing the RSU expense over the vesting period.

DSUs are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as share based payment expense each period.

(s) Standards issued but not yet effective
IFRS 18, Presentation and Disclosure in the Financial Statements
In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
•the structure of the statement of profit or loss;
•required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
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                                    Exhibit
•enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.
IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘earnings from operations’.
IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is currently assessing the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.
3. Critical judgments in the application of accounting policies
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:
(a)    Critical judgments in the application of accounting policies
(i) Functional currency
The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.
(ii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Company's projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.
(iii) Carrying value of long-lived assets and impairment charges
In determining whether the impairment or reversal of a previous impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment or impairment reversal. These indicators consist of but are not limited to the prolonged significant changes in commodity prices, per ounce in-situ multiples, significant change to LOM plans, significant changes to discount rates and if applicable, the factors which lead to a prolonged and sustained market capitalization deficiency. If an impairment or impairment reversal indicator is identified, the Company compares the carrying value of the asset against the
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                                    Exhibit
recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.
As at December 31, 2025, an indicator of impairment reversal existed for the Rainy River CGU as a result of Coeur Mining, Inc. ("Coeur") and New Gold Inc. entering into a definitive agreement (the "Arrangement Agreement") whereby a wholly-owned subsidiary of Coeur would acquire all of the issued and outstanding shares of New Gold. The results of the impairment reversal assessment, including the significant estimates and assumptions used, are set out in Note 9.
(iv) Determination of CGU
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.
(v) Classification of non-current derivative financial liabilities
The Company holds a metal streaming arrangement with Royal Gold and a gold prepayment obligation with a syndicate of financial institutions. Management has assessed these arrangements under the scope of IFRS 9 as to whether or not the arrangements constitute financial instruments. As these obligations have embedded derivatives that would otherwise need to be accounted for separately at FVTPL, Management has elected that these arrangements be a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.
(b)    Key sources of estimation uncertainty in the application of accounting policies
(i) Revenue recognition
Revenue from sales of concentrate is recorded when control of the goods pass to the purchaser. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well, with the change being recorded as revenue.
(ii) Inventory valuation
Management values inventory at the lower of weighted average production costs or net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles and in-process inventories and the determination of NRV involve the use of estimates. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces or pounds (based on assay data), and the estimated metallurgical recovery rates (based on the expected processing method). Timing and ultimate recovery of metal contained in stockpiles may vary from the estimates.

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                                    Exhibit
(iii) Mineral reserves and resources
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and resource estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences in management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.
(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.
(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.
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                                    Exhibit
4. Expenses
(a) Operating expenses by nature

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
OPERATING EXPENSES BY NATURE
Raw materials and consumables	190.8	170.3
Salaries and employee benefits	201.8	176.1
Contractors	134.3	90.0
Repairs and maintenance	83.6	69.0
General and administrative	28.4	29.1
Leases	4.6	9.4
Royalties	19.9	9.3
Drilling and analytical	3.4	3.5
Ore purchase costs	2.9	1.8
Other	11.3	9.5
Total production expenses	681.0	568.0
Less: Production expenses capitalized	(161.2)	(121.6)
Less: Change in inventories	(63.4)	(10.1)
Total operating expenses	456.4	436.3

(b) Finance costs and income

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
FINANCE INCOME
Interest income	5.4	6.9
FINANCE COSTS
Interest on senior unsecured notes	30.6	30.0
Interest on Credit Facility	3.9	—
Accretion	5.1	4.7
Loss on repayment of long-term debt (Note 10)	5.1	—
Other finance costs	6.1	9.3
Total finance costs	50.8	44.0
Less: amounts included in cost of qualifying assets	(6.5)	(26.9)
Total finance costs	44.3	17.1

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                                    Exhibit
(c) Other (losses) and gains

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
OTHER (LOSSES) AND GAINS
Gain (loss) on foreign exchange	(8.0)	13.0
Loss on disposal of assets	(1.0)	(1.3)
Gain (loss) on revaluation of investments	2.1	(0.9)
Gain (loss) on revaluation of Rainy River gold stream obligation and New Afton free cash flow interest (Note 11)	(140.7)	(130.6)
Gain on extinguishment of New Afton free cash flow interest obligation	—	42.3
Gain (loss) on foreign exchange derivative	5.9	(9.3)
Gain (loss) on fuel hedge swap contracts	(0.4)	1.1
Gain (loss) on revaluation of gold prepayment (Note 11)	(35.6)	—
Other	(2.2)	(3.2)
Total other losses	(179.9)	(88.9)
5. Trade and other receivables

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER RECEIVABLES
Trade receivables	8.7	21.6
Sales tax receivable	6.5	3.2
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 13)	—	1.2
Other	—	0.2
Total trade and other receivables	15.2	26.2

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                                    Exhibit
6. Trade and other payables

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER PAYABLES
Trade payables	37.2	36.9
Interest payable	7.0	14.1
Accruals	90.6	55.7
Cash settled stock based compensation accruals	86.5	19.2
New Afton free cash flow interest other liabilities(1)	—	20.0
New Afton free cash flow interest payable(2)	2.8	—
Current portion of reclamation and closure cost obligations (Note 14)	4.1	1.6
Current portion of the Rainy River gold stream obligation (Note 11)	87.9	42.6
Current portion of derivative liabilities (Note 13)	2.0	5.3
Current portion of lease liabilities (Note 12)	0.7	0.7
Total trade and other payables	318.8	196.1
1.In 2024, the Company entered into an Amending Agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to reduce the free cash flow interest held by Ontario Teachers in New Afton from 46.6% to 19.9%. The consideration for the disposition included a contingent obligation of $20.0 million to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The contingent obligation was extinguished in May 2025 as a result of the free cash flow buyback transaction (Note 11).
2.Represents the Company’s obligation to Ontario Teachers for 19.9% of New Afton’s free cash flow accrued from January through April 2025. The obligation was extinguished in May 2025. This balance reflects the liability for that period, with payment scheduled for the first quarter of 2026.

7. Inventories

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
INVENTORIES
Stockpile ore	156.6	45.2
Work-in-process	18.4	17.1
Finished goods(1)	15.6	14.4
Supplies	75.3	74.6
Total inventories	265.9	151.3
Less: non-current stockpile inventories	(111.7)	(32.6)
Total current inventories(2)	154.2	118.7
1.The amount of inventories recognized in operating expenses for the year ended December 31, 2025 was $430.1 million (2024 - $421.1 million).
2.During the year ended December 31, 2025, the Company reversed a previously recorded $62.9 million (2024 - $19.8 million) write-down of low-grade stockpile.

29 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
8. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2023	2,001.2	367.2	1,583.9	112.5	4,064.8
Additions	106.5	18.0	51.4	71.5	247.4
Disposals	—	—	(7.0)	—	(7.0)
Transfers(1)	541.1	(271.0)	(268.2)	(1.9)	—
Disposal of mineral property interest(2)	(324.2)	(110.2)	(173.9)	—	(608.3)
As at December 31, 2024	2,324.6	4.0	1,186.2	182.1	3,696.9
Additions	54.7	—	16.3	263.0	334.0
Mineral property interest buyback(3)	222.1	—	60.2	—	282.3
Disposals	—	—	(8.0)	—	(8.0)
Asset Impairment Reversal (Note 9)	501.4	—	—	—	501.4
Transfers	169.9	(2.7)	62.1	(229.3)	—
As at December 31, 2025	3,272.7	1.3	1,316.8	215.8	4,806.6
ACCUMULATED DEPRECIATION
As at December 31, 2023	1,246.1	—	891.5	—	2,137.6
Depreciation for the year	169.1	—	47.7	—	216.7
Disposal of mineral property interest(2)	(233.4)	—	(102.7)	—	(336.1)
Disposals	—	—	(8.4)	—	(8.4)
As at December 31, 2024	1,181.8	—	828.0	—	2,009.8
Depreciation for the year	201.9	—	88.4	—	290.3
Disposals	—	—	(7.0)	—	(7.0)
As at December 31, 2025	1,383.7	—	909.4	—	2,293.1
CARRYING AMOUNT
As at December 31, 2024	1,142.8	4.0	358.2	182.1	1,687.1
As at December 31, 2025	1,889.0	1.3	407.4	215.8	2,513.5
1.In 2024, transfers to depletable included $232.3 million related to C-Zone development as a result of achieving commercial production at C-Zone in October 2024.
2.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which was determined for accounting purposes to be a partial disposition of mineral property with a net book value of $272.2 million.
3.In May 2025, the Company closed the transaction to eliminate the Ontario Teachers free cash flow interest in New Afton, and as a result reacquired 19.9% of New Afton's mineral interest recognized at a fair value of $282.3 million.

Consolidation of 100% Interest in New Afton
In April 2025, the Company entered into an agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to acquire its remaining 19.9% free cash flow interest in New Afton (the "FCF Royalty Transaction"). The FCF Royalty Transaction closed in May 2025, and as a result, Ontario Teachers' free cash flow interest in New Afton and the $20.0 million contingent liability were derecognized in exchange for a cash payment of $300.0 million from the Company. The Company funded the $300.0 million cash payment with cash on hand, borrowings from its existing revolving credit facility, and a gold prepayment financing arrangement with a syndicate of financial institutions. The FCF Royalty Transaction resulted in the acquisition of mining interests valued at $282.3 million.
30 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Carrying amount by property as at December 31, 2025

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	959.0	—	140.6	23.8	1,123.4
Rainy River	930.0	0.2	264.7	192.0	1,386.9
Other(1)	—	1.1	2.1	—	3.2
Carrying amount	1,889.0	1.3	407.4	215.8	2,513.5
1.Other includes Cerro San Pedro ("CSP") and corporate balances.
Carrying amount by property as at December 31, 2024

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	684.6	—	78.1	81.1	843.8
Rainy River	458.2	2.9	277.3	101.0	839.4
Other(1)	—	1.1	2.8	—	3.9
Carrying amount	1,142.8	4.0	358.2	182.1	1,687.1
1.Other includes CSP and corporate balances.
9. Impairment reversal
In accordance with the Company’s accounting policies, the recoverable amount of an asset or cash‐generating unit (“CGU”) is estimated when an indication of impairment or impairment reversal exists.

In November 2025, Coeur and the Company entered into the Arrangement Agreement whereby a wholly-owned subsidiary of Coeur would acquire all of the issued and outstanding shares of New Gold Inc. Under the terms of the Arrangement Agreement, the Company's shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share (the "Transaction"). The Transaction has been determined to be an indicator of impairment reversal for the Rainy River CGU.
As a result, in the fourth quarter of 2025, the Company recorded an after-tax impairment recovery of $478.2 million at Rainy River.

Year ended December 31, 2025
(in millions of U.S. dollars)
IMPAIRMENT REVERSAL
Asset impairment reversal	501.4
Income tax recovery (expense)	(23.2)
Total impairment reversal, net of tax	478.2

31 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Methodology and key assumptions
Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has two CGUs consisting of New Afton and Rainy River.

The Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it will result in a value greater than or equal to the value in use. As there is a binding sale agreement for this impairment test (a Level 1 input under the fair value hierarchy), the Rainy River CGU fair value was derived from the offered amount in the Transaction. The recoverable amount was determined to be $2,325.4 million.

The reversal is limited to the amount of the previous impairment and does not increase the carrying amount above the level that would have been determined had no impairment been recognized previously. The reversal represents a full reversal of the impairment charges previously recorded to depletable mining properties in years ended December 31, 2017 and December 31, 2018. After the reversal, the carrying value of the Rainy River CGU was $1,063.9 million as of December 31, 2025.
10. Debt
Long-term debt consists of the following:

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
LONG-TERM DEBT
Senior unsecured notes - due April 1, 2032 (a)	394.2	—
Senior unsecured notes - due July 15, 2027 (b)	—	397.0
Credit Facility (c)	—	—
Total long-term debt	394.2	397.0
(a) Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value of the 2032 Unsecured Notes is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million, which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
In the event of specific types of changes of control, including mergers, amalgamations and arrangements with other companies, the holders of the 2032 Unsecured Notes can require the Company to repurchase some or all of the 2032 Unsecured Notes at 101% of the principal amount, plus accrued and unpaid interest as of the repurchase date. The 2032 Unsecured Notes are redeemable by the Company in whole or in part during the 12 month period beginning on April 1 of the years indicated at the redemption prices
32 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
below, expressed as a percentage of the principal amount of the 2032 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
April 1, 2028	103.438
April 1, 2029	101.719
April 1, 2030 and thereafter	100.000
(b) Senior Unsecured Notes - due July 15, 2027
During the year ended December 31, 2025, the Company redeemed the full amount of the $400.0 million outstanding senior unsecured notes that matured and would have become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). On March 18, 2025, the Company completed a partial redemption of $288.8 million and then on July 15, 2025, the Company completed the redemption of the remaining $111.2 million. The Company recognized a loss on repayment of long-term debt of $5.1 million, primarily comprised of a $2.6 million tender offer premium and the de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.

(c) Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions which extended the maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.

The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company with flexibility to access additional funding if needed. As at December 31, 2025, the Company had not exercised the accordion feature.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

33 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
Financial Covenant		2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	> 3.0 : 1.0	23.6 : 1	11.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	0.3 : 1	1.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.0 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.00% over term-adjusted SOFR as at December 31, 2025 (December 31, 2024 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.45% over SOFR as at December 31, 2025 (December 31, 2024 – 0.56% over SOFR).
In May 2025, $150.0 million was drawn under the Credit Facility, and the balance was repaid during the year ended December 31, 2025. The draw was used to partially fund the acquisition of the remaining 19.9% free cash flow interest in New Afton from Ontario Teachers (Note 8). The Credit Facility has also been used to issue letters of credit amounting to $27.8 million (December 31, 2024 - $23.3 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.
The following is a summary of the changes in liabilities arising from financing activities for the year ended December 31, 2025:

	As at December 31, 2024	Borrowings	Repayments/Extinguishments	Fair Value changes	Interest & Accretion	As at December 31, 2025
Liabilities arising from financing activities
Long-term debt	397.0	393.7	(397.5)	—	1.0	394.2
Interest payable	14.1	—	(41.6)	—	34.5	7.0
Rainy River gold stream obligation	217.2	—	(51.2)	144.1	—	310.1
Gold prepayment obligation	—	100.1	(63.2)	35.6	—	72.5
Credit facility	—	150.0	(150.0)	—	—	—
Total	628.3	643.8	(703.5)	179.7	35.5	783.8

34 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
11. Derivative financial liabilities
(a) Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2023	199.9	543.4	743.3
Settlements during the period	(33.1)	—	(33.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(1.2)	12.2	11.0
Other fair value adjustments(2)	51.6	79.0	130.6
Extinguishment of New Afton free cash flow interest obligation(3)	—	(634.6)	(634.6)
Balance, December 31, 2024	217.2	—	217.2
Less: current portion(4)	(42.6)	—	(42.6)
Non-current portion of derivative financial liabilities	174.6	—	174.6
Balance, December 31, 2024	217.2	—	217.2
Settlements during the period(5)	(58.7)	—	(58.7)
Fair value adjustments related to changes in the Company’s own credit risk(1)	10.9	—	10.9
Other fair value adjustments(2)	140.7	—	140.7
Balance, December 31, 2025	310.1	—	310.1
Less: current portion(4)	(87.9)	—	(87.9)
Non-current portion of derivative financial liabilities	222.2	—	222.2
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.Other fair value adjustments are included in Other Losses in the consolidated income statements.
3.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which resulted in a derecognition of the FVTPL liability during the second quarter of 2024.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the statements of financial position.
5.Settlements during the period are on an accrual basis. During the year ended December 31, 2025, the Company paid $51.2 million (December 31, 2024 - $34.2 million) in cash towards settlements of the Rainy River gold stream obligation.

Rainy River gold stream obligation
In 2015, the Company entered into a $175.0 million streaming transaction with Royal Gold. Under the terms of the agreement, the Company is required to deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company is also required to deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold is required to pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold reduces the $175.0 million deposit over the life of the mine. There is no outstanding balance remaining on the $175.0 million deposit.
The Company has designated the Rainy River gold stream obligation as a FVTPL under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.
35 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Fair value adjustments represent the net effect on the Rainy River gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
Components of the adjustment to fair value for the non-current derivative financial liability at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation elimination
In 2020, New Gold entered into a strategic partnership ("Original Agreement") with Ontario Teachers. Under the terms of the Original Agreement, Ontario Teachers acquired a 46% free cash flow interest in New Afton for upfront cash proceeds of $300 million. The Original Agreement was determined to be a financial liability that the Company designated as FVTPL under the scope of IFRS 9.
In May 2024, the Company entered into an amending agreement ("Amending Agreement") with Ontario Teachers to reduce the free cash flow interest to 19.9% in exchange for a cash payment of $255.0 million. The Company determined that the Amending Agreement constituted a substantial modification of the Original Agreement which resulted in a derecognition of the FVTPL liability. Consideration for the disposal consisted of the $255.0 million cash payment, $2.5 million in transaction costs, the 19.9% free cash flow interest, and a contingent obligation of $20.0 million payable to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The Company determined that the Amending Agreement constituted an executory contract and a partial disposal of the New Afton Mining Interest with a book value of $272.2 million as at May 31, 2024. Upon derecognition of the FVTPL liability, $114.5 million presented in other comprehensive income relating to changes in the credit risk of the liability was subsequently transferred to the deficit.
(b) Gold prepayment obligation
To finance a portion of the cash payment pursuant to the agreement with Ontario Teachers to acquire the remaining 19.9% free cash flow interest in New Afton (Note 8), New Gold entered into a gold prepayment financing arrangement with a syndicate of financial institutions. Pursuant to the gold prepayment financing arrangement, the Company received $100.1 million in April 2025 from a syndicate of financial institutions in exchange for delivery of 2,771 oz of gold bullion per month effective July 2025, and until June 2026. Settlement of gold ounces is not linked to the Company’s own production as settlement will occur with the delivery of gold bullion purchased in the open market.
For accounting purposes, the gold prepayment did not meet the own use exemption to be treated as an executory contract. As a result, the contract is a financial liability with an embedded derivative. As allowed under IFRS 9, the Company elected to account for the entire contract as a financial liability at FVTPL and will revalue the liability based on the average gold forward curve at each reporting period, with changes in fair value recognized in other gains and losses.
36 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The gold prepayment financing is recorded as a current liability on the consolidated statements of financial position and is settled as gold ounces are delivered. As at December 31, 2025 the fair value of the liability is recognized at $72.5 million.

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
Upon issuance - April 28, 2025	100.1	—
Settlements during the period	(63.2)	—
Fair value adjustment	35.6	—
Balance, December 31, 2025	72.5	—
12. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the consolidated statements of financial position and are classified as plant & equipment as per Note 8 of the Company’s consolidated financial statements.

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
RIGHT-OF-USE- ASSETS
Opening balance	4.6	17.9
Additions	3.6	0.4
Depreciation	(4.3)	(1.9)
Transfers(1)	—	(11.8)
Total right-of-use-assets	3.9	4.6
1. 2024 transfers of right-of-use assets (net of accumulated depreciation) from leased to owned.
(b) Lease liabilities
See below for a maturity analysis of the Company’s lease payments:

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
MATURITY ANALYSIS FOR LEASES
Less than 1 year	4.6	0.6
Between 1 and 3 years	1.4	1.2
Between 3 and 5 years	1.0	0.9
Total undiscounted lease payments(1)	7.0	2.7
Carrying value of lease liabilities	2.2	2.7
Less: current portion of lease liabilities(2)	(0.7)	(0.7)
Non-current portion of lease liabilities	1.5	2.0
1.Total undiscounted lease payments exclude leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
37 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
For the year ended December 31, 2025, the Company recognized $0.3 million (2024 - $0.3 million) in interest expense on lease liabilities.
For the year ended December 31, 2025, the Company expensed $6.8 million (2024 - $13.8 million) related to leases that are classified as short term.
13. Derivative instruments

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	1.3	(5.3)
Fuel hedge swap contracts(2)	(0.4)	0.1
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	(1.6)	1.2
1.Foreign exchange forward contracts are included within Trade and Other Receivables when in an assets position, and in Trade and Other Payables when in a liability position in the statement of financial position.
2.Fuel hedge swap contracts are included within Trade and Other Receivables when in an assets position, and in Trade and Other Payables when in a liability position in the statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at December 31, 2025. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Year ended December 31, 2025
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	12.0	(16.6)	(4.6)
Unrealized	0.3	10.8	11.1
Total gain (loss)	12.3	(5.8)	6.5

	Year ended December 31, 2024
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	8.3	4.7	13.0
Unrealized	—	(0.5)	(0.5)
Total gain	8.3	4.2	12.5
38 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Year ended December 31, 2025
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(9.5)	16.9	7.4
Unrealized	(1.6)	(11.1)	(12.7)
Total gain (loss)	(11.1)	5.8	(5.3)

	Year ended December 31, 2024
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(6.4)	(2.6)	(9.0)
Unrealized	0.5	1.2	1.7
Total loss	(5.9)	(1.4)	(7.3)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at December 31	As at December 31
	2025	2024
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	0.5	0.8
Copper pounds (millions)	0.3	0.4
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statements of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$44.8 million per month during 2025 and C$46.1 million per month for the first quarter of 2026. As at December 31, 2025, the fair value of the unrealized foreign exchange forward contract liability was $1.3 million (December 31, 2024 - $5.3 million forward contract liabilities).

(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for Rainy River in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.
39 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The Company hedged an average of 0.7 million gallons per month during 2025 and 0.6 million gallons per month for the first quarter of 2026 . As at December 31, 2025, the fair value of the unrealized fuel hedge swap contract assets was nil (December 31, 2024 - $0.1 million swap contract assets).
14. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Rainy River	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2023	33.1	91.0	0.1	124.2
Reclamation expenditures	—	(0.4)	(0.1)	(0.5)
Unwinding of discount	0.9	2.7	—	3.6
Revisions to expected cash flows	3.1	(1.2)	—	1.9
Foreign exchange movement	(2.7)	(7.1)	—	(9.8)
Balance – December 31, 2024	34.4	85.0	—	119.4
Less: current portion of closure costs (Note 6)	(0.3)	(1.3)	—	(1.6)
Non-current portion of closure costs	34.1	83.7	—	117.8
Balance – December 31, 2024	34.4	85.0	—	119.4
Reclamation expenditures	—	(0.4)	—	(0.4)
Unwinding of discount	1.1	3.0	—	4.1
Revisions to expected cash flows	(2.3)	7.5	—	5.2
Foreign exchange movement	1.8	4.4	—	6.2
Balance – December 31, 2025	35.0	99.5	—	134.5
Less: current portion of closure costs (Note 6)	(0.5)	(3.6)	—	(4.1)
Non-current portion of closure costs	34.5	95.9	—	130.4
Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest.
The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.
The majority of the expenditures are expected to occur between 2030 and 2036. The discount rate used in estimating the site reclamation and closure cost obligations was 3.9% as at December 31, 2025 (2024 – 3.3%), and the inflation rate used was 2.0% for the year ended December 31, 2025 (2024 – 1.8%).
40 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2025, letters of credit totaling $27.8 million (2024 - $23.3 million) and surety bonds totaling $145.1 million (2024 - $134.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving Credit Facility.
15. Share capital
At December 31, 2025, the Company had unlimited authority to issue common shares, and 791.7 million common shares outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2023	687,006	3,163.5
Issuance of common shares(1)	100,395	164.6
Issuance of common shares under First Nations agreements	2,400	3.9
Exercise of options and vested performance share units	1,129	2.5
Balance at December 31, 2024	790,930	3,334.5
Issuance of common shares under First Nations agreements	134	0.4
Exercise of options and vested performance share units	663	2.1
Balance at December 31, 2025	791,727	$3,337.0
1.In May 2024, the Company completed an equity issuance of 100,395,000 common shares at a price of $1.72 per common share for gross proceeds of $172.7 million. Transaction costs amounted to $8.1 million and have been netted against the gross proceeds of the equity issuance.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
SHARE-BASED PAYMENT EXPENSES
Stock option expense	—	0.1
Performance share unit expense	33.1	3.2
Restricted share unit expense	40.8	12.3
Deferred share unit expense	12.7	5.5
Shares issued under First Nations agreements	0.4	0.2
Total share-based payment expenses	87.0	21.3
Less: included within operating expenses	(23.0)	(7.6)
Share-based payment expenses	64.0	13.7

41 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2023	1,730	1.93
Exercised	(936)	1.85
Forfeited	(307)	2.03
Expired	(30)	1.81
Balance at December 31, 2024	457	2.04
Exercised	(245)	1.94
Forfeited	(8)	2.18
Balance at December 31, 2025	204	2.14

(ii) Performance share units, restricted share units and deferred share units
The Company's other share-based payment plans include performance share units ("PSU"), restricted share units ("RSU") and deferred share units ("DSU") plans.

•Executive officers and certain employees are granted PSUs on an annual basis. The PSU grants vest after 3 years, and their value is tied to the performance of the Company over the vesting period. All PSUs are equity-settled, however in November 2025 certain PSU grants were modified to be cash-settled instead of equity-settled resulting in a $24.4 million PSU expense to be recognized upon conversion.
•Executive officers and certain employees are granted RSUs on an annual basis. RSU grants vest over 3 years, with one-third vesting after each year. RSUs are cash settled based on the five-day volume weighted average price of the Company's common shares.
•Non-executive directors are required to receive a portion of their retainer in DSUs, and each DSU has the same value as one common share. DSUs are not paid out until the recipient ceases to be a director. DSUs are all cash-settled.

The following table presents the outstanding share units in the Company’s PSU, RSU and DSU plans:

	Number of PSUs	Number of RSUs	Number of DSUs
	(000s)	(000s)	(000s)
OUTSTANDING SHARE UNITS IN THE COMPANY'S PSU, DSU AND RSU PLANS
Balance at December 31, 2024	6,098	8,898	3,154
Balance at December 31, 2025	5,987	6,096	2,082

42 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The following table represents the outstanding liability for each of the share-based payment plans:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
SHARE-BASED PAYMENT LIABILITIES
Cash-settled PSUs liability	35.2	—
Current RSUs liability	33.1	10.4
DSUs liability	18.2	8.8
Total current share-based payment liabilities[1]	86.5	19.2
Non-current RSU liability[2]	5.6	4.2
Total share-based payment liabilities	92.1	23.4
1.Current share-based payment liabilities are within the Trade and Other Payables line item on the Consolidated Statements of Financial Position.
2.The non-current RSU liability is included within the Other Liabilities line item on the Consolidated Statements of Financial Position.

Earnings per share
The following table sets out the calculation of earnings per share:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024
CALCULATION OF EARNINGS PER SHARE
Net earnings	857.9	102.6
Basic weighted average number of shares outstanding (in millions)	791.5	752.2
Dilution of securities:
Stock options, deferred share units, performance share units	2.3	6.2
Diluted weighted average number of shares outstanding (in millions)(1)	793.8	758.4
Net earnings per share:
Basic	1.08	0.14
Diluted	1.08	0.14
1.No equity securities were excluded from the calculation of diluted earnings per share.
16. Income and mining taxes
The following table outlines the composition of income tax expense (recovery) between current tax and deferred tax:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
Current income and mining tax expense	10.1	2.5
Deferred income and mining tax expense (recovery)	50.4	(21.9)
Total income tax expense (recovery)	60.5	(19.4)

Income tax expense (recovery) differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:
43 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
Earnings (loss) before taxes	918.4	83.2
Canadian federal and provincial income tax rates	26.0%	25.8%
Income tax expense (recovery) based on above rates	238.8	21.4
INCREASE (DECREASE) DUE TO
Permanent differences	4.5	0.2
Foreign exchange	(0.4)	(3.5)
Other foreign exchange differences	0.5	—
Canadian mining tax	77.6	(19.6)
Change in unrecognized deferred tax assets	(260.5)	(18.0)
Other	—	0.1
Income tax (recovery) expense	60.5	(19.4)

The following tables provide analysis of the deferred tax assets and liabilities, all of which are located in Canada:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
DEFERRED TAX ASSETS
Mining interests	—	1.7
Tax credits	36.4	—
Derivative financial liabilities	—	9.2
Less: Inventory & other	—	(2.2)
Deferred income tax assets	36.4	8.7

DEFERRED TAX LIABILITIES
Mining interests	320.5	74.9
Inventory & other	(14.1)	8.1
Financial liabilities	(112.7)	—
Deferred mining taxes	(29.8)	—
Less: Mining tax credits carry-forward	(42.0)	(27.4)
Deferred income tax liabilities	121.9	55.6

Deferred tax assets for the following income tax losses and deductible temporary differences were not recorded since their utilization within the foreseeable future is not probable:

44 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
Non-capital losses (expiring 2042-2044)	—	143.7
Capital losses	34.4	23.0
Mining interests	—	181.3
Tax credits	—	45.0
Asset retirement obligations	134.5	119.3
Derivative and other financial liabilities	—	288.5
Deferred mining taxes	—	46.9
Total unrecognized income tax losses and deductions	168.9	847.7
Total unrecognized British Columbia mining tax deductions	34.9	34.3
Total unrecognized Ontario mining tax deductions	99.6	193.6

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
MOVEMENT IN THE NET DEFERRED TAX LIABILITIES
Balance at the beginning of the year	(46.9)	(70.0)
Recognized in net earnings (loss)	(50.4)	21.9
Recognized in other comprehensive income	11.8	1.2
Net deferred tax liabilities	(85.5)	(46.9)

17. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	13.3	(8.8)
Inventories	(31.0)	2.8
Prepaid expenses and other	7.8	(8.3)
Trade and other payables	77.8	(1.7)
Total change in non-cash operating working capital	67.9	(16.0)
45 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
OTHER NON-CASH ADJUSTMENTS
(Gain) loss on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	(6.1)	7.4
Unrealized (gain) loss on provisionally priced concentrate contracts	0.8	(1.2)
Equity settled share-based payment (gain) loss	(0.1)	0.6
Gain on extinguishment of New Afton free cash flow obligation	—	(42.3)
Loss on disposal of assets	1.0	0.9
Unrealized loss on revaluation of non-current derivative financial instruments (Note 11)	140.7	130.6
Unrealized loss on gold prepayment (Note 11)	35.6	—
Inventory net realizable value (write-up) write-down	(33.5)	(16.4)
(Gain) loss on revaluation of investments	(2.0)	0.9
Total other non-cash adjustments	136.4	80.6
18. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Earnings (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	210.2	1,029.4	—	1,239.6
Copper revenues	212.1	—	—	212.1
Silver revenues	5.4	19.0	—	24.4
Total revenues(2)	427.7	1,048.4	—	1,476.1
Operating expenses	171.1	285.3	—	456.4
Depreciation and depletion	105.2	129.8	—	235.0
Revenue less cost of goods sold	151.4	633.3	—	784.7
Corporate administration	—	—	24.6	24.6
Corporate restructuring(3)	—	—	3.3	3.3
Share-based payment expenses	—	—	64.0	64.0
New Afton free cash flow interest expense	2.8	—	—	2.8
Asset impairment reversal	—	(501.4)	—	(501.4)
Exploration and business development	25.5	14.0	1.6	41.1
Earnings (loss) from operations	123.1	1,120.7	(93.5)	1,150.3
Finance income				5.4
Finance costs				(44.3)
Transaction costs				(13.1)
Other losses				(179.9)
Earnings before taxes				918.4
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There was no inter-segment sales in the year ended December 31, 2025.
3.In March 2025, the Company recognized a restructuring charge of $3.3 million in severance and other termination benefits related to changes at the executive leadership level.
46 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Year ended December 31, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	156.6	551.1	—	707.7
Copper revenues	198.5	—	—	198.5
Silver revenues	3.6	14.7	—	18.3
Total revenues(2)	358.7	565.8	—	924.5
Operating expenses	160.7	275.6	—	436.3
Depreciation and depletion	72.1	175.4	—	247.5
Revenue less cost of goods sold	125.9	114.8	—	240.7
Corporate administration	—	—	24.9	24.9
Share-based payment expenses	—	—	13.7	13.7
Exploration and business development(3)	12.7	9.1	(2.0)	19.8
Earnings (loss) from operations	113.2	105.7	(36.6)	182.3
Finance income				6.9
Finance costs				(17.1)
Other losses				(88.9)
Earnings before taxes				83.2
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There was no inter-segment sales in the year ended December 31, 2024.
3.Exploration and business development includes BC Exploration tax credits of $3.2 million received during the first quarter of 2024

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets	Total liabilities		Capital expenditures(1)
	As at December 31	As at December 31	As at December 31	As at December 31	Year ended December 31
(in millions of U.S. dollars)	2025	2024	2025	2024	2025	2024
SEGMENTED ASSETS AND LIABILITIES
New Afton	1,202.8	923.1	144.7	147.1	108.4	139.9
Rainy River	1,693.4	985.9	551.2	361.1	202.0	131.1
Other (2)	283.5	94.8	571.8	443.2	—	0.1
Total segmented assets, liabilities and capital expenditures	3,179.7	2,003.8	1,267.7	951.5	310.4	271.1
1.Mining interests per consolidated statement of cash flows.
2.Other includes corporate balances and CSP.

(c) Geographical information
The Company has operating mines in one principal geographical area - Canada (country of domicile).

47 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(d) Information about major customers
The following table presents sales to individual customers exceeding 10% of annual sales. The following four customers represent 92.0% (2024 – four customers representing 90.0%) of the Company’s sales revenue for the year ended December 31, 2025.

		Year ended December 31
(in millions of U.S. dollars)		2025
CUSTOMER	REPORTING SEGMENT
1	Rainy River	636.2
2	Rainy River	410.9
3	New Afton	181.1
4	New Afton	129.7
Total sales to customers exceeding 10% of annual sales		1,357.9

		Year ended December 31
(in millions of U.S. dollars)		2024
CUSTOMER	REPORTING SEGMENT
1	Rainy River	324.1
2	Rainy River	241.3
3	New Afton	167.1
4	Rainy River	99.9
Total sales to customers exceeding 10% of annual sales		832.4

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide. Refer to Note 20(a) for further discussion on the Company’s exposure to credit risk.
19. Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents.

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
CAPITAL (AS DEFINED ABOVE) IS SUMMARIZED AS FOLLOWS
Equity	1,912.0	1,052.3
Long-term debt	394.2	397.0
	2,306.2	1,449.3
Cash and cash equivalents	(330.1)	(105.2)
Total	1,976.1	1,344.1
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying capital instruments. To maintain or adjust the
48 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.
20. Financial risk management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company determines the fair value of its financial instruments as outlined in Note 21.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, foreign exchange forward contracts and fuel hedge swap contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2025 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
CREDIT RISK EXPOSURE
Cash and cash equivalents	330.1	105.2
Trade and other receivables	15.2	26.2
Total financial instrument exposure to credit risk	345.3	131.4
A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are
49 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19.
The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2025 Total	2024 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	7.1	—	—	—	—	7.1	10.2
New Afton	6.9	—	—	—	—	6.9	16.6
Cerro San Pedro	(0.9)	—	—	—	—	(0.9)	(0.8)
Corporate	2.1	—	—	—	—	2.1	0.2
Total trade and other receivables(1)	15.2	—	—	—	—	15.2	26.2
1.For the year ended December 31, 2025 total trade and other receivables includes expected credit losses of $nil (2024 - $nil).

The Company sells its gold and copper concentrate production from New Afton to three different customers under off-take contracts.
The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2025 Total	2024 Total
DEBT COMMITMENTS
Trade and other payables	223.9	—	—	—	223.9	139.4
Long-term debt	—	—	—	400.0	400.0	400.0
Interest payable on long-term debt	27.5	55.0	55.0	34.4	171.9	90.0
Gold prepayment obligation	72.5	—	—	—	72.5	—
Rainy River gold stream obligation	89.3	123.0	62.6	57.6	332.5	257.5
Total debt commitments	413.2	178.0	117.6	492.0	1,200.8	886.9

50 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(c) Currency risk
The Company operates in Canada. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:
(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered into throughout 2025. These foreign exchange forward contracts will continue into 2026.
(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations. The Company has worked to manage its currency risk by entering into foreign exchange forward agreements.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at As at December 31
(in millions of U.S. dollars)	2025	2024
CAD EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	36.0	12.3
Trade and other receivables	7.7	4.5
Investments	0.7	5.1
Income tax receivable (payable)	(0.7)	(0.5)
Deferred tax asset	—	8.7
Trade and other payables	(153.2)	(99.8)
Deferred tax liability	(127.8)	(55.6)
Reclamation and closure cost obligations	(130.4)	(117.8)
Share units	(74.1)	(19.8)
Total exposure to currency risk	(441.8)	(262.9)
(iii) Translation exposure
The Company’s operations translate their operating results to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have increased (decreased) the Company’s net earnings from the financial instruments presented by the amounts shown below.
51 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

As at Year ended December 31
(in millions of U.S. dollars)	2025	2024
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	44.2	26.3
(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $3.3 million in interest earned by the Company for the year ended December 31, 2025 (2024 - $1.1 million). The Company has not entered into any derivative contracts to manage this risk.
(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2025, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position.
Reserve calculations and mine plans using significantly lower gold, silver and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices and availability of commodities and other inputs it consumes or uses in its operations. The prices and availability of such commodities and inputs are influenced by inflation and supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company’s short term exposure to changes in fuel prices have been reduced as the Company entered into fuel hedge swap contracts.
52 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
An increase in gold and copper prices would increase the Company’s net earnings whereas an increase in fuel and electricity prices would decrease the Company’s net earnings and vice versa. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
(in millions of U.S. dollars)	Net Earnings	Net Earnings
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	124.5	71.6
Copper price	21.8	21.0
Fuel and electricity price	6.3	5.4
21. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2025 or the year ended December 31, 2024. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:
Investments
The fair value of the investments are measured based on the investee's closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

53 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Gold prepayment obligation
The fair value of the gold prepayment liability is calculated using the mark-to-market method based on the average gold forward prices.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.

Rainy River gold stream obligation
The fair value of the Rainy River gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2032 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at December 31, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		330.1		105.2
Trade and other receivables(1)	Financial assets at amortized cost		4.1		25.0
Provisionally priced contracts	Financial instruments at FVTPL	2	11.1	2	(0.5)
Investments	Financial instruments at FVTPL	1	0.7	1	5.1
Foreign exchange forward contracts	Financial instruments at FVTPL	2	1.3	2	5.3
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		224.8		151.9
Long-term debt	Financial liabilities at amortized cost		394.2		397.0
Gold and copper swap contracts	Financial instruments at FVTPL	2	12.7	2	(1.7)
Fuel hedge swap contracts	Financial Instruments at FVTPL	2	0.4	2	0.1
Rainy River gold stream obligation	Financial instruments at FVTPL	3	310.1	3	217.2
Gold prepayment obligation	Financial instruments at FVTPL	2	72.5	2	—
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

54 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The carrying values and fair values of the Company’s financial instruments are as follows:

	As at December 31, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	330.1	330.1	105.2	105.2
Trade and other receivables(1)	4.1	4.1	25.0	25.0
Provisionally priced contracts	11.1	11.1	(0.5)	(0.5)
Investments	0.7	0.7	5.1	5.1
Foreign exchange forward contracts	1.3	1.3	(5.3)	(5.3)
FINANCIAL LIABILITIES
Trade and other payables(2)	224.8	224.8	151.9	151.9
Long-term debt	394.2	425.0	397.0	404.0
Gold and copper swap contracts	12.7	12.7	(1.7)	(1.7)
Fuel hedge swap contract	0.4	0.4	—	—
Rainy River gold stream obligation	310.1	310.1	217.2	217.2
Gold prepayment obligation	72.5	72.5	—	—
1.Trade and other receivables exclude provisionally priced contracts and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.
22. Compensation of key management personnel
The remuneration of the Company’s key management personnel(1) was as follows:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
KEY MANAGEMENT PERSONNEL REMUNERATION
Short-term benefits(2)	3.7	3.9
Share-based payments	10.1	0.6
Total key management personnel remuneration	13.8	4.5
1.Key management personnel, comprising the Company's Board of Directors and executive officers, are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.
2. Short-term benefits include salaries, bonuses payable within twelve months of the statement of financial position date and other annual employee benefits.
23. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2025, these commitments totaled $27.2 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intention to fulfill the contracts.
24. Coeur transaction costs
As outlined in Note 9, in November 2025 the Company entered into an Arrangement Agreement whereby a wholly-owned subsidiary of Coeur would acquire all of the issued and outstanding shares of New Gold Inc. As a result, certain costs have been incurred for the year-ending December 31, 2025 totalling $13.1 million. These costs primarily relate to legal, accounting and banking professional services.

55 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
25. Subsequent Events
Subsequent to December 31, 2025, the Company received shareholder and regulatory approval to complete the Transaction to be acquired by a wholly-owned subsidiary of Coeur.
56 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD